Exhibit 99.10

IMPERIAL TOBACCO GROUP ANNOUNCES FURTHER RESTRUCTURING OF MANUFACTURING OPERATIONS

Imperial Tobacco Group today announced a further restructuring of its manufacturing operations as part of an ongoing review of its global manufacturing portfolio.

The Group remains focused on improving efficiencies and reducing overall costs in order to strengthen its competitive position and address over-capacity.

Today it announced the closure of its UK rolling papers factory in Treforest, South Wales, and the transfer of production to its larger papers plant in Wilrijk, Belgium.

The closure is expected to be completed within a year and will result in the loss of all 134 jobs at the Treforest plant, although there will be some redeployment opportunities.

Employees and trade unions were informed of the decision today and the consultation process with the relevant bodies is now underway.

The restructuring is expected to generate annual cost savings of around £3 million from the 2007 financial year. It is anticipated that there will be a restructuring charge of £7 million.

David Cresswell, Imperial Tobacco Group Manufacturing Director, said: “This restructuring further underlines our ongoing commitment to enhance productivity, improve operational efficiencies and reduce overall costs.

“However, our immediate focus will be on supporting our employees during this difficult time. We have a highly skilled workforce in Treforest and we will ensure that they are treated in a fair and responsible manner.”

There will be no impact on sales and marketing activities, or the quality and availability of any Imperial Tobacco Group products as a result of the restructuring.

Today’s announcement follows several previous restructuring initiatives since the acquisition of Reemtsma in May 2002, including the closure of eight Imperial Tobacco Group manufacturing sites.

Last week, the Group announced a restructuring of its cigarette operations in Europe which will result in the loss of around 200 jobs in Berlin, Germany.

Following the closure of the Treforest factory, the Group’s global manufacturing portfolio will consist of 31 factories.

ENDS

Enquiries

Alex Parsons	Group Media Relations Manager	Tel: +44 (0)117 933 7241

Simon Evans	Group Media Relations Executive	Tel: +44 (0)117 933 7375

John Nelson-Smith	Investor Relations Manager	Tel: +44 (0)117 933 7032

NOTES TO EDITORS

Imperial Tobacco Group

Imperial Tobacco Group is the world’s fourth largest international tobacco company. The Group manufactures and sells a comprehensive range of cigarettes, tobaccos, rolling papers and cigars in 130 countries worldwide. It currently has 15,000 employees and 32 manufacturing sites.

Manufacturing Sites

The rolling papers factory in Treforest has 134 employees and produced 23 billion leaves in the last financial year. Treforest predominantly manufactures Rizla, the world’s number one rolling papers brand, for a number of markets, including the UK.

The rolling papers factory in Wilrijk has around 160 employees and produced 30 billion leaves in the same period, again predominantly Rizla for a number of markets.